THIS PURCHASE AGREEMENT BETWEEN:

PEI PIONEER EXPLORATION INC.
#620 – 800 West Pender Street
Vancouver, BC
V6C 2V6
<u>Attention: Tom Brady</u>

and

DAVID DEERING
7954 – 18th Avenue
Burnaby, BC
V3N 1J6

RE: SALE AND ACQUISITION OF MINERAL CLAIMS, SOUTHWESTERN BRITISH COLUMBIA, CANADA

The following terms and conditions are applicable for the sale of 3 mineral claims near Yale, British Columbia, Canada by David Deering (herein after referred to as "DD") to PEI Pioneer Exploration Inc. (herein after referred to as "PEI"). Both DD and PEI agree to the following:

a)   DD will transfer title to three (3) mineral claims listed in Exhibit "A" and outlined in Exhibit "B" to PEI within 60 days of this agreement. These claims are contiguous hard rock mineral claims covering _____ hectares.

b)   DD will provide to PEI within 60 days of this agreement a geological report summarizing the mineral claims, particulars of recent sampling and geological investigation, copies of all records, a budget for further work and recommendations, and all other information and material relevant to a geological report requisite for filing with the regulatory bodies.

c)   DD will ensure that the claims shall be maintained in good standing for up to 3 months from the date of agreement and can provide geological consulting services for the claims. All assessment costs are the responsibility of PEI.

d)   DD shall sell 100% (one hundred percent) interest in the claims to PEI subject to a 2% Net Smelter Royalty (NSR) for a total of $7,500. of which $3,750 is due within 60 days of signature and the balance of $3,750 due within 180 days of signature.

PEI shall:

i)   Pay $3,750 to DD on or before October 25, 2005.

ii)   Provide the name and number of an individual or corporate Free Miner Certificate to transfer the claims into.

iii)   Pay $3,750 to DD on or before February 25, 2006.

By signature witnessed below, the undersigned hereby acknowledge that they have read and understood and agree to the aforementioned terms.

Dated at Vancouver, British Columbia, Canada this _____ day of _____, 2005.

_____   _____

per PEI Pacific Exploration Inc.   David Deering

Witness   Witness

_____   _____

_____   _____

Print name   Print Name

Footnotes to Agreement

1)   All dollar figures are denoted in the currency of the United States of America.

2)   The total to be paid by PEI to DD, or his agents or appointed third parties, for the claims is $7,500 inclusive of assessment.

3)   To maintain claims in British Columbia annual assessment work is required of $0.40 per hectare (CDN) in year 1-3 per claim, followed by $0.80 per hectare thereafter. There is a filing fee of $0.04 per hectare.

4)   Attached are definitions of NSR.

Advance Royalty Payments means from time to time payments to the Optionor by the Optionee before Commencement of Commercial Production of Minerals.

Commencement of Commercial Production, with respect to Minerals or Rock, as the case may be, means:

(a)   if a mill is located on the subject property, the last day of a period of forty (40) consecutive days in which, for not less than thirty (30) days, the mill processed Mineral or Rock from the Property at 60% of its rated capacity; or

(b)   if no Mill is located on the Property, the last day of the first period of thirty (30) consecutive days during which Mineral or Rock has been shipped from the Property on a reasonably regular basis for the purpose of earning revenues; or

(c)   with respect to Rock, following the 30th day of extraction for commercial use.

No period of time during which ore or concentrate is shipped from the Property for testing purposes or during which milling operations are undertaken as initial tune-up will be taken into account in determining the date of Commencement of Commercial Production.

Gross Rock Revenue means, for any period, the gross proceeds received by the Optionee in that period from the sale of Rock produced from the Property less any treatment, beneficiation or other changes or penalties deducted by the purchase to whom such Rock is shipped, less:

(a)   all costs of the Optionee associated with such sales involving handling, weighing, sampling, determination of water content, insuring, packaging and transporting Rock;

(b)   the costs of marketing, including rebates or allowances made or given; and

(c)   any sales, severance, gross production, privilege or similar taxes (other than income taxes or mining taxes based on income).

Minerals means the ores or concentrates of minerals, as that term is defined in the Mineral Tenure Act (British Columbia), and the rock that is part of such ores and concentrates sold by the Optionee.

Net Smelter Return means, for any period the difference between:

    (a)   the sum of:

        (i)   the gross proceeds received by the Optionee in that period from the sale of Minerals produced from the property to a party that is arm's length to the Optionee, or that would have been received by the Optionee if the purchase of the Minerals were at arm's length to the Optionee; and

        (ii)   in the case of the sale of Minerals that are ores that have not been processed in a Mill, the estimated cost that would have been incurred in crushing and beneficiating such Minerals in a Mill as agreed by the parties or otherwise determined by a competent mining or metallurgical engineer;

and

    (b)   the sum of:

        (i)   all amounts paid on account of Advance Royalty Payments;

        (ii)   any insurance costs in connection with shipping such Minerals;

        (iii)   any costs of transport;

        (iv)   all costs of the Optionee associated with such sales involving handling, weighing, sampling, determination of water content, insuring and packaging;

        (v)   the costs of marketing, adjusted for rebates or allowance made or given;

        (vi)   any sales, severance, gross production, privilege or similar taxes (other than income taxes or mining taxes based on income) assessed on or in connection with the Minerals or the value thereof; and

        (vii)   any treatment, beneficiation or other charges or penalties deducted by any smelter or refinery to which such Minerals are shipped that have not been previously deducted in the computation of gross proceeds.

Net Smelter Royalty means the percentage of Net Smelter Return from time to time payable to the Optionor after Commencement of Commercial Production from the sale of Minerals.

Rock means all substances that are mined from the Property and sold by the Optionee that are not Minerals.

Rock Royalty means the amount of royalty from time to time payable to the Optionor after Commencement of Commercial Production from the sale of Rock pursuant to Section 11.06.

EXHIBIT A:

Claim Transfers and FMC



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BCeid : TBRADY
pass b-----

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Tom FMC 143 340 For Pioneer

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Individual Free Miner Certificate Renewal

GOOD TO JUL 27/06

Recorder: THOMAS JAMES BRADY (143340) **Submitter:** THOMAS JAMES BRADY (143340)
Recorded: 2005/JUL/28 **Effective:** 2005/JUL/28
D/E Date: 2005/JUL/28

Registration Information:

Last Name:	**BRADY**		
First Name:	**THOMAS JAMES**		
Second Name:			
Mailing Address:	**1106-1100 HARWOOD ST**		
City/Town:	**VANCOUVER**	Pro/State:	**BC**
Country:	**CAN**	Postal/Zip Code:	**V6E1R7**

Confidential Information:

Phone:	**604-685-5851**	Fax:	
Email:	**mmc@dowco.com**		

Public Information:

Phone:		Fax:	**0000000000**
Email:			

Do you consent to the release of your name and address to mining associations in Canada for the purpose of sending you industry-related material: N

1. Are you over 18 years of age? **Y**
2. Are you over 65 years of age? **N**
3. Are you ordinarily a resident of Canada for more than 183 days each calendar year? **Y**

Current FMC Expiry Date: 2004/JUL/23







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Recorder: THOMAS JAMES BRADY (143340) **Submitter:** THOMAS JAMES BRADY (143340)
Recorded: 2005/SEP/21 **Effective:** 2005/SEP/21
D/E Date: 2005/SEP/21

Event Number: 4049035

Seller: DAVID ROBERT DEERING (106394)
Buyers: THOMAS JAMES BRADY (143340)

Tenure Number	MD	Type	GTD	Buy %	New Ownership %
501437		MCX	2006/JAN/12	100	143340 100
501474		MCX	2006/JAN/12	100	143340 100
501540		MCX	2006/JAN/12	100	143340 100

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http://www.mtonline.gov.bc.ca/mto/jsp/bslc_m/bslcMineralConfirmation.jsp?ca.bc.gov.em.app.mto.shoppingItemIndex=0&org 9/21/2005

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Payment Receipt

Service Provided: Mineral Tenure Operation

Date:	Sep 21, 2005	Transaction Type:	Purchase
Card Type:	Visa	Amount:	$ 30.00
Card Number:	xxxxxxxxxxxx6873	Invoice Number:	110023206

Note 1: *The above card number is hidden for privacy.*

Approval Code:	033519	Response Message:	0APPROVED 033519
Host Date/Time:	Sep 21, 2005 / 7:40:47am	Sequence Number:	181001001004
ISO Response Code:	00	Terminal ID:	BCGOVEMMTO
Response Code:	001		

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EXHIBIT B:

Claim Map

PIPE Property - Map created Tue Sep 20 13:58:56 PDT 2005

Legend

Scale: 1:70,000

DO NOT USE FOR NAVIGATION